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                                September 20, 2023

       Marc de Garidel
       Chief Executive Officer
       Abivax SA
       7-11 boulevard Haussmann
       75009 Paris
       France

                                                        Re: Abivax SA
                                                            Amendment No. 2 to
Draft Registration Statement on Form F-1
                                                            Submitted September
8, 2023
                                                            CIK No. 0001956827

       Dear Marc de Garidel:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Draft Registration Statement on Form F-1 submitted September 8, 2023

       Risk Factors
       Risks Related to our Financial Position and Need for Additional Capital We have significant debt commitments, which require us to meet certain operating covenants,
       and if we fail to comply with those covenants..., page 21

   1. We note your disclosure stating that as security for the Kreos/Claret Financing, "the
                                                        Secured Lenders benefit
from the grant of first-ranking collateral on [y]our principal tangible and intangible
assets, including . . . intellectual property rights in [y]our lead drug candidate[.]" Please
revise your disclosure to provide a separate risk factor detailing the risks associated with
pledging the intellectual property rights in your lead drug candidate
 Marc de Garidel
Abivax SA
September 20, 2023
Page 2
      as security for the Kreos/Claret Financing.
       You may contact Vanessa Robertson at 202-551-3649 or Mary Mast at 202-551-3613 if
you have questions regarding comments on the financial statements and related matters. Please contact Joshua Gorsky at 202-551-7836 or Jason Drory at 202-551-8342 with any other questions.



                                                          Sincerely,
FirstName LastNameMarc de Garidel
                                                          Division of
Corporation Finance
Comapany NameAbivax SA
                                                          Office of Life
Sciences
September 20, 2023 Page 2
cc:       Ryan Sansom
FirstName LastName